United States securities and exchange commission logo





                              May 8, 2024

       Conor Fennerty
       Executive Vice President, Chief Financial Officer & Treasurer SITE Centers Corp.
       3300 Enterprise Parkway
       Beachwood, OH 44122

                                                        Re: SITE Centers Corp.
                                                            Form 10-K for the
fiscal year ended December 31, 2023
                                                            Response dated
April 23, 2024
                                                            File No. 001-11690

       Dear Conor Fennerty:

              We have reviewed your April 23, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 16, 2024 letter.

       Form 10-K for the fiscal year ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 30

   1. We note your response to our comment 1 and your references to disclosures within the
                                                        Form 10-K related to
future dispositions. From your most recent earnings call, we note that you now have over
$1 billion of real estate currently either under contract, in contract negotiation or with
executed nonbinding LOIs. Please tell us what consideration you gave to enhancing your
disclosures in your periodic filings to include more explicit information regarding potential
future dispositions to make investors aware of material events and uncertainties known to
management that are reasonably likely to cause reported financial information not to be
necessarily indicative of future operating results or of future financial condition.
Reference is made to Item 303 of Regulation S-K.
 Conor Fennerty
SITE Centers Corp.
May 8, 2024
Page 2

       Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameConor Fennerty                         Sincerely,
Comapany NameSITE Centers Corp.
                                                         Division of
Corporation Finance
May 8, 2024 Page 2                                       Office of Real Estate
& Construction
FirstName LastName